BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
November 10, 2005

Item 3: Press Release
November 10, 2005

Item 4: Summary of Material Change
The Company reports the results of an additional 1139.3 meters in its current drilling program. These additional drill intersections compare favorably to the historic resource results on the Rosemont deposit by Anamax and Asarco.

Item 5: Full Description of Material Change

The Company is pleased to report the results of an additional 1139.3 meters in its current drilling program. These additional drill intersections compare favorably to the historic resource results on the Rosemont deposit by Anamax and Asarco. The additional drill results are illustrated in the following table:

Drill Hole	From (m)	To (m)	Interval (m)	Cu%	Mo%	Ag g/t
AR-2003	248.4	513.6	265.2	0.81	0.028	8.1

AR-2004	118.1	365.8	247.7	0.47	0.008	10.5
AR-2004	434.3	529.1	94.8	0.69	0.022	9.9

The deposit outcrops at its western edge and follows the orientation of the host rocks, dipping beneath arkosic rocks to the east. Previous closely-spaced drilling programs have defined the shallow, western portion of the deposit, but have left the eastern, deeper extension less well-defined.

Over 70,713.6 meters of diamond drilling has been conducted outlining approximately 5 billion pounds of Copper within a historical estimate of 400,705,100 tons of 0.64% Cu, 0.018% Mo and 0.25 ounces per ton silver. The Company is completing the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore the resource figures should not be relied upon by investors.

The Company’s 2005 drill program is being conducted to finalize the identification of measured and indicated resources in the main zone (where a future pit would start) and to develop measured and indicated resources down-dip in order to provide the resource base for a larger pit. (Please refer to the plan and sections of the mineral deposit and associated drill program below). A first priority in the design of the infill drilling is to reduce the amount of waste or inferred resources that may be categorized as such simply due to insufficient drill-hole density. The elimination of such areas is expected to minimize the strip ratio in the design of a future pit. Augusta Resource Corporation remains on track to produce a pre-feasibility study and associated Technical Report filing in the first quarter of 2006.

Augusta Resource Vice President Exploration Mike Clarke said, "We continue to be very pleased with the results of the drill program to date and how they are verifying our geologic model for the deposit. Our program is continuing to advance rapidly. At the conclusion of this field program, which will have a total of approximately 15 drill holes, the Company will have the all the data required to generate a new NI 43-101 compliant resource for Rosemont. We will then apply our pre-feasibility study economics in order to support NI 43-101 compliant reserve calculations."

The drilling plan and results of the program to date are illustrated in the following geologic plan and sections through the deposit:

Drill Hole	From (m)	To (m)	Interval (m)	Cu%	Mo%	Ag g/t
AR-2000	175.2	189.0	13.8	0.35	0.005	2.8
AR-2000	207.3	231.6	24.3	0.33	0.016	3.1
AR-2000	243.5	469.4	225.9	0.96	0.011	12.8

AR-2001	222.5	239.3	16.8	0.48	0.015	3.2
AR-2001	270.7	486.2	215.5	0.77	0.018	5.7

AR-2002	236.2	459.9	259.7	0.57	0.015	5.0

AR-2003	248.4	513.6	265.2	0.81	0.028	8.1

AR-2004	118.1	365.8	247.7	0.47	0.008	10.5
AR-2004	434.3	529.1	94.8	0.69	0.022	9.9

To view plan and cross sections go to the following link:
http://www.augustaresource.com/snapfiles/News/111005.PDF

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 11th day of November 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary